FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 26, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is September 26, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the acquisition of the the Deborah Gold Property in prospective northern Peru’s copper-gold porphyry belt.

Item 5.	Full Description of Material Change

The Issuer reports , it has entered into an option agreement to acquire a 100% interest in the Deborah Gold property, Cajamarca, Peru. The property is nestled between several major ore deposits including Anglo American’s Michiquillay Copper-Gold Porphyry, located 6 kilometres to the southwest (631MT of 0.69% copper, 0.15 g/t gold, and 0.02% moly) and China Minmetals and Jiangxi Copper Corp’s El Galeno Copper-Gold Porphyry, located 6 kilometres to the north (661MT of 0.50% copper, 0.12 g/t gold) (Figure 1), though it is not possible to determine if similar results will be obtained from the property.

Regional Context

There are several major, large scale producing mines and significant development projects in the belt (see Figure 1) and, more importantly, in the immediate vicinity of the property (Figure 2). The geology between all local deposits is similar, with mineralization related to Miocene dacite porphyry stocks intruding Lower to Upper Cretaceous carbonate and sandstone units, though it is not possible to determine if the Deborah property will be similar.

The Michiquillay deposit (6 kilometres to the southeast) is controlled by Anglo American Plc, who acquired the deposit in 2007, having submitted the winning bid in a public auction process. Anglo acquired the property for $403M. The deposit hosts 631 Mt grading 0.69% copper, 0.15 g/t gold, with 100–200 ppm molybdenum. Exploration and resource definition is ongoing.

The El Galeno deposit is controlled by Copper Bridge Acquisition Corp (“CBAC”), jointly owned by China Minmetals and Jiangxi Copper Corp. CBAC acquired the deposit from Northern Peru Copper Corporation in 2008 for $455M. At the time of sale, the prefeasibility study estimated probable reserves of 661Mt grading 0.50% copper, 0.12 g/t gold, and 0.013% molybdenum.

The gold breccia at Hilorico (Figure 2), 1 kilometre northeast of Galeno on the adjacent El Molino concession, may be the closest geological analogue to Deborah property, although this interpretation will have to be tested by future exploration. Northern Peru Copper completed 13,000 metres of drilling at Hilorico before the transaction with CBAC in 2008. Historic drill intersections of note include 213 metres of 1.04 g/t Au and 1.6 g/t Ag, and 82.5 metres of 1.04 g/t Au. According to the 2007 Prefeasibility study (NI 43-101 compliant), the deposit contains Inferred Resources of 19.4MT at 0.65 g/t gold and 3.3 g/t silver (407,000 ounces using a 0.3g/t gold cut-off in the oxide zone,), with additional sulphide resources of 21.3MT at 0.93 g/t gold and 4.8 g/t silver (641,000 ounces at 0.5 g/t gold cutoff).

The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents.

Figure 1: Deborah Property, Regional Setting

Deborah Exploration History

There are numerous exploration and small scale gold production adits on the Deborah property developed over the last 100 years targeting gold-rich structures, replacements and breccia bodies. Deborah was first formally explored by Newmont Peru from 1992 to 1995 as part of a regional exploration program targeting the Debroah and El Galeno properties. Newmont drilled 13 holes at Deborah before returning to El Galeno in 1995 to pursue the discovery of auriferous stockwork breccia in the sediments.

Figure 2: Access, Geology, Location

The underlying property vendors have provided historical exploration data from Newmont’s exploration drill program. Gold and silver assay results include:

DRILLHOLE	THICKNESS (m)	GOLD (g/t)	SILVER (g/t)
DEB-002	9.20	1.26	2.6
DEB-003	51.35	0.51	3.4
and	44.00	0.73	12.3
DEB-004	47.75	0.59	18.0
DEB-005A	4.05	1.30	43.0

These holes appear to have targeted breccia in quartzite adjacent to an area of sulphide veining in the southwest corner of the concession, where surface channel samples returned anomalous precious metal values.

Deborah Geology

Thick-bedded to massive quartzite of the Late Jurassic Chicama Formation and/or Lower Cretaceous Chimu Formation is intruded by hornblende granodiorite and dacite porphyry, the latter of which forms a large recessively weathered central stock on the property Carbonate of the Santa Formation is present in the northeast corner of the concession, apparently in fault contact across a 1-5m wide pyrite-bearing breccia. These units are the same as those hosting mineralization at El Galeno 6 km to the northwest, and Michiquillay 6 km to the southwest.

Exploration Potential

The 13 holes drilled by Minera Yanacocha (Newmont) are concentrated in the area of historic workings, and appear to have targeted the down dip extension of the near-vertical gold-silver rich replacement bodies and related southeast trending breccia along the western edge of the concession (Figure 3). None of the holes were drilled under an extensive recessive zone northeast of the main quartzite hill, and neither was the area covered in the surface rock sampling. Part of this area was mapped as dacite porphyry, though it is much more recessive than the dacite porphyry to the south.

Mineralization at the Galeno porphyry deposit is also recessive and forms a topographically low area in the surrounding resistive quartzite. The central recessive zone at Deborah is therefore considered a prospective area, as this is where highly fractured and mineralized zones might be expected to occur. The recessive zone is in fact on strike with the tectonic breccia related to the regional Punrre fault, which geologically connects Deborah with the Hilorico gold-breccia target east of Galeno, and may represent a splay of the structure. Also, the carbonate could be an important unit in terms of hosting disseminated mineralization in permeable (decalcified) sandy horizons along strike and adjacent to the mineralized breccia. This target has yet to be drill tested.

Work Plan

The property is located only one hour east of the city of Cajamarca (Figure 1), with good access via paved and dirt roads (see Figure 2). Work is scheduled to commence following receipt of approvals. In addition to remapping, the property will be sampled with both soil and rock grids, since very little of the historic surface data is available. The recessive area between the two groups of drill holes, as shown in Figure 3, will be a priority. The trail cuts leading up across the recessive area will be mapped first to determine the depth of overburden and, if it is less than a few metres, trenches and pits will be dug in the area and any bedrock sampled.

This property is another step in developing a presence in the prospective Northern Peru Porphyry Belt (Figure 4). Dorato’s Cobrecon copper-gold-moly porphyry project lies at the extreme north end of the belt, within the Issuer’s Cordillera del Condor project area. Additional properties and potential acquisitions in the belt will be reviewed once work gets underway at Deborah.

Figure 3: Satellite image with the concession outline and location of historic drill holes (in red). The main exploration target will be the recessive area at the centre of the concession.

Commercial Terms

Under the terms of the option agreement, the Issuer can acquire a 100% interest in the property in exchange for cumulative payments of $6,000,000 over a minimum of 5 years. The detailed terms of the option agreement are summarized in Table 1 below.

Event	Cash
TSX-V Approval ‘effective date’	$50,000
On commencing drill-testing ‘drill date’	$200,000
1 year anniversary of drill date	400,000
2 year anniversary of drill date	600,000
3 year anniversary of drill date	900,000
4 year anniversary of drill date	1,200,000
5 year anniversary of drill date	2,650,000

The option agreement requires an immediate payment of $50,000 on receipt of TSX-V approval (“Effective Date”). On completion of the deal, the Issuer will begin systematic surface exploration of the property. A second payment of $200,000 is payable on the commencement of drilling (“Drill Date”) and all subsequent payments are tied to this drill-related anniversary. In addition, a royalty of $4.00 per ounce of gold produced is payable to the underlying vendors, up to a maximum of $2,000,000. There was no finder’s fee paid by the Issuer in connection with the Option Agreement.

Figure 4: Cross section from Michiquillay to Deborah, illustrating the conceptual geology at Deborah.

Qualified Person

John Drobe, P.Geo., the Issuer’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed and takes responsibility for the scientific and technical information that forms the basis for this material change report. Mr. Drobe is not independent of the Issuer as he is an officer and a shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supremem decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

September 29, 2011